

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Prof. Arndt Rolfs, MD
Chief Executive Officer
Centogene B.V.
Am Strande 7
18055 Rostock
Germany

> **Re: Centogene B.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 18, 2018**
> **CIK 0001757097**

Dear Prof. Arndt Rolfs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form F-1

Revenue, page 84

1. For your diagnostic segment please disclose the extent to which your change in revenue was impacted by changes in price. Refer to Item 5.A.1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2018
Cost of Sales, page 86

2.   Please tell us why you believe the 26.3% increase in cost of sales was largely in line with the increase in test orders received when your test orders received increased by 66.7% per your disclosure on page 85.

Principal Shareholders, page 147

3.   Please clarify that the table also discloses the amount of shares to be issued following the exchange of Centogene AG equity interests into shares of Centogene B.V.

4.   Please identify in footnotes to the table all natural persons who have voting and investment power over the shares over the shares held by DPE and TVM Life Science Ventures VII L.P.

Exhibits

5.   Please revise the legal opinion filed as exhibit 5.1 to delete assumptions that are overly broad and are readily ascertainable facts, such as that the company has not been dissolved. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II.B.3.a, which is available on our website.

        You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Beverages, Apparel and
                                                    Mining

cc: Leo Borchardt